UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM 6-K
                                --------------

                       REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934

                                 March 1, 2006
                                --------------

                                    TDC A/S
            (Exact name of registrant as specified in its charter)

                 NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                   (Address of principal executive offices)

                                   001-12998
                           (Commission File Number)
                                --------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]     No [X]

The Articles of Association of TDC A/S is a translation from Danish. In case of any discrepancies between the Danish and the English version of the Articles of Association the Danish version prevails.

                            ARTICLES OF ASSOCIATION

                                      OF

                                    TDC A/S

NAME, REGISTERED OFFICE AND OBJECTS OF THE COMPANY

                                       1

  (1)    The name of the company is TDC A/S ("the Company").

  (2) The Company also conducts business under the secondary name Tele Danmark Communications A/S (TDC A/S).

                                       2

  (1) The registered office of the Company is in the Municipality of Copenhagen.

                                       3

  (1) The objects of the Company are to conduct business within communications, services, directories, media, investment, financing, advisory services, trade and any other related business, whether in Denmark or abroad, if appropriate in the form of joint ventures with other Danish or foreign-based companies.

THE COMPANY'S CAPITAL AND SHARES

                                       4

  (1) The nominal and fully paid-up share capital of the Company amounts to DKK 991,875,885.

  (2) The share capital is divided into shares in the denomination of DKK 5 each or multiples thereof.

                                      4A

  (1) Until 28 March, 2009, the Company's Board shall be authorized to increase the share capital by up to DKK 108,229,770. The new shares shall be negotiable instruments and registered in the name of the holder. No limitations of negotiability shall apply. The increase may be effected by cash payment or by payment in values other than cash. Subscription of shares may disregard the pre-emptive right of shareholders.

  (1)    The shares shall be negotiable instruments.

  (2)    No limitations of the negotiability of the shares shall apply.

  (3) The shares shall be registered in the name of the holder and shall be entered in the name of the holder in the Company's Register of Shareholders.

  (4) The shareholders are required to participate in a compulsory redemption of their shares, cf. article 5a.

  (5) The Company's shares are registered with the Danish Securities Centre and any rights attached to the shares shall be registered with the Danish Securities Centre according to the rules laid down to that effect. In case the Company's shares should cease being listed on the Copenhagen Stock Exchange, the board of directors can resolve that the Company's shares shall cease being registered with the Danish Securities Centre.

                                      5A

  (1) Nordic Telephone Company ApS, which holds more than 88.2% of the shares in the Company, may upon written redemption notice thereof to the Board of Directors and any other of the Company's shareholders, and upon concurrent announcement hereof in accordance with the requirements for convening general meetings in the Company, demand that the Company's other shareholders have their shares redeemed by Nordic Telephone Company ApS. Nordic Telephone Company ApS may decide that the redemption shall not comprise the Company's treasury shares.

  (2) The consideration for the redeemed shares to be paid by Nordic Telephone Company ApS is DKK 382 in cash per share of DKK 5. If the Company pays dividends or makes other distributions to its shareholders prior to the redemption, the consideration will be reduced by the amount per share of such dividend or other distribution (DKK for DKK). Brokerage and any other charges shall be payable by the redeemed shareholder. The consideration is identical to the consideration offered and paid by Nordic Telephone Company ApS on 1 February 2006 in connection with a public tender offer to the shareholders dated 2 December 2005 made in accordance with the provisions in the Danish Securities Trading Act. Any Shareholder(s) objecting to the redemption price may, prior to expiry of the redemption notice, require that the value of the shares be determined by experts appointed by the court of the jurisdiction of the Company's registered office (Copenhagen) in line with the provision in section 19(2) of the Danish Companies Act or in accordance with the provision in section 81a of the Danish Companies Act. The valuation of the experts may be brought before the courts by each party. Proceedings in such matters must have been instituted not later than three months after the valuation of the experts is received. A redemption price fixed by experts or by the courts also applies to such other shareholders comprised by the redemption who did not wish the valuation to be made. All costs incidental to the determination of the price shall be borne by the shareholder, unless for special reasons the courts find that the minority shareholders in question must recover the shareholder's costs in full or in part.

  (3) The redemption notice must state a period of not less than 8 days and not more than 4 weeks within which the shareholders are encouraged to transfer their shares on the terms of this article 5a. Following expiry of said period, irrespective of whether any objections or demands for an expert valuation have been made, Nordic Telephone Company ApS shall be entitled to have the shares transferred to it and to be registered as the holder of such shares in the Company's Register of Shareholders against payment of the consideration mentioned in article 5a(2), to the shareholders' custodian banks registered with the Danish Securities Centre. In the event that the expert valuation or order of the courts were to provide a redemption price which exceeds the consideration mentioned in article 5a(2), the redeemed shareholders will be compensated for any difference when such decision is finally made.

  (4) If there should be shareholders to whom Nordic Telephone Company ApS cannot pay the consideration, such shares may be transferred to Nordic Telephone Company ApS, and Nordic Telephone Company ApS may be registered as the holder thereof in the Company's Register of Shareholders against deposit of the said compensation pursuant to the Danish Act on Right of Debtors to be discharged by way of Deposit.

  (5) The Company's Board of Directors shall, on the basis of the contents of the Register of Shareholders and through the custodian banks of the respective shareholders, inform the shareholders of the redemption process that has been initiated and of any deposits made, cf. article 5a(4). Nordic Telephone Company ApS shall exercise its right of redemption pursuant to this provision as soon as possible after the adoption and before 1 December 2006.

                                      5B

  (1) The Board of Directors is authorised by the shareholders' meeting in the period until the next ordinary general meeting in 2006 to resolve to distribute interim dividend, provided that the Company's and the groups financial position warrants such distribution.

GENERAL MEETINGS

                                       6

  (1) General Meetings shall be convened by the Board of Directors and shall be held in Greater Copenhagen. The meetings shall be convened by letter sent to any shareholder entered in the Company's Register of Shareholders who has so requested and by a notice inserted in one or more Danish or foreign daily newspapers as directed by the Board of Directors.

  (2) The Annual General Meeting shall be held every year not later than April 29 and shall be called by not less than 14 days' nor more than 28 days' notice.

  (3) Extraordinary General Meetings, which are held by resolution of the Board of Directors, one of the Auditors or by the Annual General Meeting, shall be called by not less than 8 days' nor more than 28 days' notice.

  (4) Whenever, for the consideration of a specified subject, shareholders holding at least one-tenth of the share capital shall so request in writing, an Extraordinary General Meeting shall be convened within fourteen days of receipt of the pertinent request and in other respects in accordance with Sub-articles (1) and (3) above.

                                       7

  (1) Any shareholder shall be entitled to propose resolutions for consideration and adoption at the Company's General Meetings. In order to be submitted at the Annual General Meeting any resolutions to be proposed shall be in writing and shall be submitted to the Board of Directors no later than seven weeks before the Annual General Meeting.

                                       8

  (1) At least eight days before any General Meeting, the agenda and the complete wording of the resolutions to be proposed at the General Meeting and, in the case of the Annual General Meetings, moreover copies of the audited Annual Report shall be available for the inspection of shareholders at the Company's offices and, at the same time, be submitted to any shareholder entered in the Register of Shareholders who has so requested.

                                       9

  (1)    The audited Annual Report shall be submitted at the Annual General
         Meeting.

  (2) The agenda for the Annual General Meeting shall include the following business:

            1. The Board of Directors' report on the activities of the Company during the preceding year.
            2. The presentation of the Annual Report together with a resolution for its adoption.
            3. A resolution to discharge the Executive Committee and the Board of Directors from their obligations in respect of the financial statements.
            4. A resolution regarding appropriation of profit or the covering of any loss, as the case may be, according to the Annual Report as adopted.
            5. Election of members of the Board of Directors and alternates, if any.
            6.    Election of Auditor.
            7.    Any proposals from shareholders or the Board of Directors.

                                      10

  (1) Any shareholder shall be entitled to attend the General Meeting provided that he has obtained an admission card from the Company's head office during ordinary office hours at least five days before the date of the General Meeting. Such admission card, which specifies the number of votes held by the shareholder, shall be issued to anyone recorded in the Register of Shareholders as a shareholder, or to a shareholder who gives notice of and produces evidence to the Company of his rights by presenting a transcript of statement of account which must not be older than from the last year-end, from the Danish Securities Centre or a bank (the bank with which the custody account is held) as evidence of his shareholding, declaring at the same time that the shareholder has not disposed of the shares during the period from the date of the transcript of the said statement of account, and will not dispose of the said shares before the General Meeting.

  (2)    Each share amount of DKK 5 shall entitle the holder to one vote.

  (3) A shareholder shall be entitled to issue an instrument of proxy to another person for use at a General Meeting. The instrument of proxy may not be issued for a period of more than 12 months, and the proxy holder shall produce a written and dated instrument of proxy.

                                      11

  (1) General Meetings shall be presided over by a chairman elected by the Board of Directors. The Chairman thus elected shall decide all matters relating to proceedings and the voting.

                                      12

  (1) All business transacted at a General Meeting shall be subject to adoption by a simple majority of votes; see, however, sections 78 and 79 of the Danish Companies Act.

                                      13

  (1) Brief minutes of the proceedings at the General Meeting shall be recorded in a minute book authorized for such purpose by the Board of Directors. The said minute book shall be signed by the Chairman of the Meeting and any members of the Board of Directors present.

THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE

                                      14

  (1) The Board of Directors of the Company shall consist of three to eight members. In addition, there shall be the number of members who may be elected in accordance with the rules of the Danish Companies Act concerning employee representation. The Board of Directors shall elect a Chairman.

  (2) The Board of Directors shall be elected by the shareholders at the Annual General Meeting for a term of 12 months. Thus, their term of office shall expire at the end of the Annual General Meeting held 12 months after their election. Retiring members shall be eligible for re-election.

  (3) The general meeting can elect three to eight alternates; one alternate for each Board member elected by the general meeting. In addition there shall be the number of alternates who may be elected in accordance with the rules of the Danish Companies Act concerning employee representation. The alternates replace the board members in case of absence. Subarticle two applies by analogy for the alternates.

  (1) The Board of Directors and the Executive Committee shall give general supervision and direction to the affairs of the Company.

  (2) All members of the Board of Directors shall have equal voting rights, and all resolutions shall be passed by an absolute majority of the total number of Board members. The Board of Directors shall form a quorum when the majority of its members are present. The Chairman of the Board of Directors shall preside over the board meetings in accordance with the rules of procedure laid down by the Board of Directors governing the discharge of its duties.

  (3) The proceedings at board meetings shall be recorded in a minute book. Such minutes shall be signed by all Directors present.

                                      16

  (1) The Board of Directors shall appoint an Executive Committee of two to four members to manage the day-to-day affairs of the Company. The Executive Committee shall ensure that the Company's books are kept in compliance with the pertinent rules laid down by legislation and that asset management is subject to the appropriate control. The terms of service for the Executive Committee shall be determined by the Board of Directors.

  (2) The Executive Committee shall be in charge of the day-to-day management of the Company and, in doing so shall comply with the guidelines and directions issued by the Board of Directors. All matters of material importance to the Company, including the determination of operating and capital budgets, dividend policy, material transactions regarding the acquisition or sale of assets, the principles regarding the acquisition or sale of the Company assets in the ordinary area of business and the Company's incurring of debt obligations, shall be submitted by the Executive Committee to the Board of Directors for approval, unless Board approval can not be obtained without considerable inconveniences to the Company's business.

                                      17

  (1) The Board of Directors shall ensure that the Company's activities are managed appropriately and that the functions of bookkeeping and asset management are subject to the appropriate control, with due consideration being paid to the Company's business situation.

                                      18

  (1) The Company shall be bound by the joint signatures of the Chairman of the board and a director or a manager, by the joint signatures of any two members of the Executive Committee or by the joint signatures of the entire Board of Directors.

  (2)    Without limiting the scope of the Company's signatory rule, cf.
         article 18(1), no director acting solely in its capacity as such, shall have the right, power or authority to act as an agent of the Company, to bind the Company or to execute any documents to be signed by the Company unless expressly authorized in writing by the Board of Directors or a committee thereof.

FINANCIAL STATEMENTS; AUDIT

                                      19

  (1) The Company's fiscal year shall run from 1 January to 31 December. The initial accounting reference period shall end on 31 December 1991.

                                      20

  (1) The Annual Report shall be prepared in accordance with the legislation in force from time to time concerning the presentation of accounts by companies.

                                      21

  (1) The Company's financial statements shall be audited by an Auditor elected each year at the Annual General Meeting.

  (2)    The Board of Directors may appoint one or more internal auditors.

Adopted at the Extraordinary General Meeting held on 18 March 1994, at the Annual General Meeting held on 7 April 1994, by Board Resolutions dated 29 August 1995 and 18 March 1997, at the Extraordinary General Meeting held on 19 January 1998 and by Board Resolutions dated 24 April and 19 June 1998, at the Annual General Meeting held on 23 April 1999, at the Extraordinary General Meeting held on 21 May 1999, at the Annual General Meeting held on 13 April 2000, at the Annual General Meeting held on 26 April 2001, at the Annual General Meeting held on 9 April 2003, at the Annual General Meeting held on 29 March 2004, at the Extraordinary General Meeting held on 27 September 2004, at the Annual General Meeting on 17 March 2005 and at the Company's Extraordinary General Meeting held on 28 February 2006.

Chairman of the Meeting

__________________________
Mogens Skipper-Pedersen
Atttorney-at-Law

The Board of Directors:

_________________________                           _________________________
Kurt Bjorklund                                      Gustavo Schwed
(Chairman)

_________________________                           _________________________
Lawrence Guffey                                     Richard Wilson

_________________________                           _________________________
Oliver Haarmann                                     Jan Bardino

_________________________                           _________________________
Leif Hartmann                                       Bo Magnussen

_________________________
Steen Jacobsen

TDC Release 11-2006, February 15, 2006
To the Stock Exchanges in Copenhagen and New York

NOTICE OF EXTRAORDINARY GENERAL MEETING IN TDC A/S
--------------------------------------------------

Copenhagen - The Board of Directors of TDC A/S has from Nordic Telephone Company ApS received a request to convene an Extraordinary General Meeting pursuant to Section 70 of the Danish Companies Act.

The Board therefore invites to an Extraordinary General Meeting on Tuesday 28 February 2006 at 10.00 a.m. (CET) by publication of the attached notice including an agenda (Appendix).

The agenda and the complete proposals together with comments are in accordance with the proposals of Nordic Telephone Company ApS.

For further information please contact TDC Investor Relations at +45 3343 7680.

                                                                       Appendix
EXTRAORDINARY GENERAL MEETING

Pursuant to Section 70 of the Danish Companies Act Nordic Telephone Company ApS has requested the Board of Directors of TDC A/S to convene an extraordinary general meeting. The proposals on the agenda to be considered at the general meeting have been presented by Nordic Telephone Company ApS. In furtherance thereof the Board of Directors of TDC A/S hereby invites the Company's shareholders to attend the Extraordinary General Meeting, which will be held

TUESDAY, 28 FEBRUARY 2006, AT 10 A.M. (CET) AT TEGLHOLMSGADE 1, 2450 COPENHAGEN SV.

The agenda will be as follows:

1. Election of new directors.
Break - the newly elected Board of Directors will hold its constituent meeting
2. Resolution to amend the Articles of Association of the Company.
         a) New article 5(4) and article 5a: It is proposed that the shareholders be required to participate in a compulsory redemption upon written demand from Nordic Telephone Company ApS against payment of DKK 382 per share of DKK 5 less any dividends or other contributions to the shareholders prior to the redemption.
         b) Article 6(1): It is proposed that the reference to notice being given by insertion in the Danish Official Gazette be deleted.
         c) Article 14(1): It is proposed that the reference to the number of directors be changed to "three to eight" and that the reference to a Vice Chairman be deleted.
         d) New article 14(3) and amendment of article 9(2), paragraph 5: It is proposed that the general meeting be allowed to elect an alternate for each director elected by the general meeting.
         e) Article 15(2): It is proposed that decisions by the Board of Directors shall be carried out by an absolute majority of the total number of directors and that all references to a Vice Chairman be deleted.
         f) Article 18: It is proposed that the provision regulating the power to bind the Company be amended and that the directors' authority to act on behalf of the Company be clarified.
3. Resolution to authorise the Board of Directors to distribute interim dividends and accordingly to insert an authorisation into the Articles of Association as a new article 5b.
4. Resolution to authorise the Board of Directors to apply for a delisting of the Company's shares on the Copenhagen Stock Exchange and to apply for a delisting of the Company's American Depositary Shares on the New York Stock Exchange.
5. Resolution to authorise the Board of Directors to decide that the Company's shares shall cease being registered with the Danish Securities Centre and to amend the existing article 5(4) of the Articles of Association accordingly, whereby, upon adoption of the proposal under item 2a of the agenda, article 5(4) will become article 5(5).
6. Authorisation to the Board of Directors with a right of substitution.

Nordic Telephone Company ApS' proposals together with their comments are listed below:

RE ITEM 1 ON THE AGENDA:

It is proposed that the following new candidates be elected to the Board of Directors as the residing board members elected by the general meeting are expected to retire:

Kurt Bjorklund
Lawrence H. Guffey
Oliver Haarmann

Gustavo Schwed
Richard Charles Wilson

The newly elected Board of Directors is contemplated to hold its constituent meeting immediately after its election and before consideration of the other items of the agenda.

Re item 2a on the agenda:

It is proposed to insert a new article 5(4):

         "(4) The shareholders are required to participate in a compulsory redemption of their shares, cf. article 5a."

As a result, the existing sub-article 4 will become a new sub-article 5.

It is proposed to insert a new article 5a:

         "5a.

         (1) Nordic Telephone Company ApS, which holds more than 88.2% of the shares in the Company, may upon written redemption notice thereof to the Board of Directors and any other of the Company's shareholders, and upon concurrent announcement hereof in accordance with the requirements for convening general meetings in the Company, demand that the Company's other shareholders have their shares redeemed by Nordic Telephone Company ApS. Nordic Telephone Company ApS may decide that the redemption shall not comprise the Company's treasury shares.

         (2) The consideration for the redeemed shares to be paid by Nordic Telephone Company ApS is DKK 382 in cash per share of DKK 5. If the Company pays dividends or makes other distributions to its shareholders prior to the redemption, the consideration will be reduced by the amount per share of such dividend or other distribution (DKK for DKK). Brokerage and any other charges shall be payable by the redeemed shareholder. The consideration is identical to the consideration offered and paid by Nordic Telephone Company ApS on 1 February 2006 in connection with a public tender offer to the shareholders dated 2 December 2005 made in accordance with the provisions in the Danish Securities Trading Act. Any Shareholder(s) objecting to the redemption price may, prior to expiry of the redemption notice, require that the value of the shares be determined by experts appointed by the court of the jurisdiction of the Company's registered office (Copenhagen) in line with the provision in section 19(2) of the Danish Companies Act or in accordance with the provision in section 81a of the Danish Companies Act. The valuation of the experts may be brought before the courts by each party. Proceedings in such matters must have been instituted not later than three months after the valuation of the experts is received. A redemption price fixed by experts or by the courts also applies to such other shareholders comprised by the redemption who did not wish the valuation to be made. All costs incidental to the determination of the price shall be borne by the shareholder, unless for special reasons the courts find that the minority shareholders in question must recover the shareholder's costs in full or in part.

         (3) The redemption notice must state a period of not less than 8 days and not more than 4 weeks within which the shareholders are encouraged to transfer their shares on the terms of this article 5a. Following expiry of said period, irrespective of whether any objections or demands for an expert valuation have been made, Nordic Telephone Company ApS shall be entitled to have the shares transferred to it and to be registered as the holder of such shares in the Company's Register of Shareholders against payment of the consideration mentioned in article 5a(2) to the shareholders' custodian banks registered with the Danish Securities Centre. In the event that the expert valuation or order of the courts were to provide a redemption price which exceeds the consideration mentioned in article 5a(2), the redeemed shareholders will be compensated for any difference when such decision is finally made.

         (4) If there should be shareholders to whom Nordic Telephone Company ApS cannot pay the consideration, such shares may be transferred to Nordic Telephone Company ApS, and Nordic Telephone Company ApS may be registered as the holder thereof in the Company's Register of Shareholders against deposit of the said compensation pursuant to the Danish Act on Right of Debtors to be discharged by way of Deposit.

         (5) The Company's Board of Directors shall, on the basis of the contents of the Register of Shareholders and through the custodian banks of the respective shareholders, inform the shareholders of the redemption process that has been initiated and of any deposits made, cf. article 5a(4). Nordic Telephone Company ApS shall exercise its right of redemption pursuant to this provision as soon as possible after the adoption and before 1 December 2006."

Nordic Telephone Company ApS will initiate the compulsory redemption as soon as possible following the general meeting's adoption of the compulsory redemption provision.

RE ITEM 2B OF THE AGENDA:

It is proposed to amend article 6(1) so that the reference to notice being given by insertion in the Danish Official Gazette is deleted.

RE ITEM 2C ON THE AGENDA:

It is proposed to amend article 14(1) so that the reference to the number of directors is changed to "three to eight" and that the reference to a Vice Chairman is deleted.

RE ITEM 2D ON THE AGENDA:

It is proposed to insert a new article 14(3) allowing the general meeting to elect an alternate for each director elected by the general meeting.

In consequence of this proposal, article 9(2), paragraph 5, will be amended to also include the election of alternates, if any.

RE ITEM 2E ON THE AGENDA:

It is proposed to amend article 15(2) so that decisions by the Board of Directors must be carried out by an absolute majority of the total number of directors and that all references to a Vice Chairman are deleted.

RE ITEM 2F ON THE AGENDA:

It is proposed to amend the provision regulating the power to bind the Company in article 18(1) so that the Company is bound by the joint signatures of the Chairman of the Board of Directors and a director or a manager, by the joint signatures of any two members of the Executive Committee or by the joint signatures of the entire Board of Directors. It is proposed that a new article 18(2) be inserted providing that no director acting solely in its capacity as such shall be entitled to act as an agent of the Company, unless expressly authorized in writing by the Board of Directors or a committee thereof.

RE ITEM 3 ON THE AGENDA:

It is proposed to authorise the Board of Directors to distribute interim dividends pursuant to the rules of Section 109a of the Danish Companies Act in the period until the next annual general meeting, provided that the financial situation of the Company and the group provides the basis therefore.

Accordingly the following authorisation is proposed to be inserted into the Articles of Association as a new article 5b: "The Board of Directors is authorised by the shareholders' meeting in the period until the next ordinary general meeting in 2006 to resolve to distribute interim dividend, provided that the Company's and the groups financial position warrants such distribution."

RE ITEM 4 ON THE AGENDA:

It is proposed that the Board of Directors of the Company be authorised to apply for a delisting of the Company's shares on the Copenhagen Stock Exchange and to apply for a delisting of the Company's American Depositary Shares on the New York Stock Exchange.

RE ITEM 5 ON THE AGENDA:

It is proposed that the Board of Directors of the Company be authorised to decide that the Company shall cease being registered with the Danish Securities Centre after the compulsory redemption to the effect that such authorisation is adopted and inserted in continuation of the present article 5(4), which, upon adoption of the proposal under item 2a of the agenda, will become article 5(5).

RE ITEM 6 ON THE AGENDA:

It is proposed to authorise the Board of Directors with a right of substitution to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval.

                                      ***

Adoption of the proposal under item 2a of the agenda is subject to not less than 9/10 of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposal. Adoption of the proposals made under items 2b - 2f and 5 of the agenda are subject to not less than 2/3 of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposals. Adoption of the proposals made under items 3 - 4 are subject to a simple majority of votes. Finally, adoption of the proposal made under item 6 is subject to the same majority as each individual proposal on the agenda.

                                      ***

The agenda for the general meeting and the complete wording of the proposals to be adopted at the general meeting will be available for the shareholders at www.tdc.com/investor and at the Company's offices at Norregade 21, 0900 Copenhagen C from 17 February 2006. The complete proposal in respect of item 2a on the agenda is also set out above.

Shareholders must hold an admission card to attend the general meeting. Admission cards can be ordered directly from Danske Bank A/S on www.danskebank.com/egmtdc, or by filling out the form, which will be sent to the shareholders, and returning it, either by using the enclosed return envelope or by fax +45 43 39 46 69.

Shareholders may grant a proxy to the Board of Directors by filling out the back page of the form. The completed proxy must be signed and dated separately and may be returned to Danske Bank A/S, either by using the enclosed return envelope or by fax + 45 43 39 46 69.

Requests for admission cards and proxies must state the reference number used by the Danish Securities Centre (Vaerdipapircentralen A/S) (appearing from the form) or other documentation in accordance with article 10 of the Articles of Association and must reach Danske Bank A/S no later than Thursday, 23 February 2006 at 4 p.m (CET).

The Board of Directors

BACKGROUND INFORMATION REGARDING CANDIDATES NOMINATED BY NORDIC TELEPHONE COMPANY APS FOR ELECTION TO THE BOARD OF DIRECTORS

Kurt Bjorklund, 36 years old
Msc in economy, 1993, SSEBA, Helsinki
MBA 1996, INSEAD
Partner in Permira Advisers KB
Chairman of the board of directors in Nordic Telephone Company ApS

Lawrence H. Guffey, 37 years old
BA 1990, Rice University
Senior managing partner in The Blackstone Group
Director in Nordic Telephone Company ApS; Axtel SA de CV; CineUK Ltd; New Skies Corp; Fibernet Inc. and chairman of the board of directors in Kabel BW GmbH.

Oliver Haarmann, 38 years old
BA 1990 Brown University, MBA 1996 Harvard Business School
Managing Director in Kohlberg Kravis Roberts & Co. Ltd
Director in Nordic Telephone Company ApS and A.T.U. Auto-Teile-Unger
Holding GmbH

Gustavo Schwed, 44 years old
BA 1984 Swarthmore College
MBA 1988 Stanford University
Managing director in Providence Equity
Director in Nordic Telephone Company ApS

Richard Charles Wilson, 40 years old
MA, 1988 University of Cambridge, MBA, 1994 INSEAD
Partner in Apax Partners Worldwide LLP Director in Nordic Telephone Company ApS; Digital Bridges Ltd and Corvil Ltd.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.

TDC LISTINGS
------------

SHARES: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

SHARES: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                          TDC A/S
                                           ------------------------------------
                                                        (Registrant)

      March 1, 2006                               /S/ FLEMMING JACOBSEN
------------------------                   ------------------------------------
         (Date)                                       Flemming Jacobsen
                                                   Vice President Treasury